Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: BitGo Holdings, Inc.
(Commission File No.: 132-02843)

Galaxy Digital Announces Public Filing of
Registration Statement

NEW YORK, January 28, 2022 - Galaxy Digital Holdings Ltd. (TSX: GLXY) (“Galaxy Digital” or “the Company”), a financial services and investment management innovator in the digital asset, cryptocurrency, and blockchain technology sectors, today announced that it has publicly filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) relating to a proposed reorganization and domestication of Galaxy Digital from the Cayman Islands to Delaware, and proposed Nasdaq listing of the Class A common stock of Galaxy Digital Inc., a new Delaware holding company, under the ticker symbol “GLXY”.

As previously announced, the Company intends to complete the proposed reorganization and domestication to become a Delaware-based company, and subsequently list on the Nasdaq, upon completion of ongoing SEC review and subject to stock exchange approval of such listing.

The proposed reorganization and domestication is also subject to approval by shareholders of the Company and applicable regulatory authorities, including the Toronto Stock Exchange. The Company anticipates holding a shareholder meeting to seek approval following the effectiveness of the registration statement. Further details will be included in a management information circular of the Company to be mailed to shareholders and posted on the Company’s SEDAR profile at www.sedar.com.

Shareholders may obtain a free copy of the registration statement (including the management information circular/prospectus and the consent solicitation statement/prospectus contained in such registration statement) and any other relevant documents filed with the Securities and Exchange Commission (the “SEC”) from the SEC’s website at http://www.sec.gov. SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Copies of the final versions of such documents can also be obtained without charge, when available, via the Company’s investor relations website: https://investor.galaxydigital.io/.

This announcement shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. A registration statement relating to the securities described in this announcement has been filed with the SEC but has not yet become effective. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galaxy Digital

Galaxy Digital (TSX: GLXY) is a technology-driven financial services and investment management firm that provides institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem. Galaxy Digital operates in the following businesses: Trading, Asset Management, Principal Investments, Investment Banking, and Mining. Galaxy Digital's CEO and Founder is Mike Novogratz. The Company is headquartered in New York City, with offices in Chicago, San Francisco, London, Amsterdam, Tokyo, Hong Kong, the Cayman Islands (registered office), and New Jersey.

Investors Relations Contacts	Media Relations Contact

Elsa Ballard	Eva Casanova
elsa.ballard@galaxydigital.io	media@galaxydigital.io
(212) 390-9216	(917) 847-4796

Steven Wald

steven.wald@galaxydigital.io

(212) 390-9216

Disclaimers

The TSX has neither approved nor disapproved the contents of this press release.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain "forward-looking information" under Canadian securities laws and/or other forward-looking statements (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future and the timing and completion of the proposed reorganization and domestication. Statements that are not historical facts, including statements about the proposed reorganization and domestication and other transactions discussed in the registration statement (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example, statements about our ability to complete the transactions or our expectations around the performance of our business, including our financial performance, following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder, regulatory and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupt current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the Company may be adversely affected by other economic, business and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties contained in the registration statement or otherwise indicated from time to time in filings we make with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.